Exhibit 4.2
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
DESCRIPTION OF CAPITAL STOCK
The following information describes our common stock and preferred stock, as well as certain provisions of our amended and restated certificate of incorporation (as amended, the “amended and restated certificate of incorporation”) and amended and restated bylaws. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to this Annual Report on Form 10-K, as well as to the applicable provisions of the Delaware General Corporation Law.
General
Our authorized capital stock consists of 1,000,000,000 shares of common stock with a $0.001 par value per share, and 50,000,000 shares of undesignated preferred stock with a $0.001 par value per share. Our board of directors may establish the rights, powers and preferences of the preferred stock from time to time.
Common Stock
Each holder of our common stock is entitled to one vote for each share on each matter properly submitted to stockholders on which the holders of common stock are entitled to vote. Subject to any preferential rights of any outstanding preferred stock, holders of our common stock are entitled to receive ratably the dividends and other distributions, if any, as may be declared from time to time by the board of directors out of any assets or funds legally available therefor. We have never declared or paid any cash dividend on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in our assets remaining after the payment of liabilities and any preferential rights of any outstanding preferred stock.
Holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of common stock are fully paid and non-assessable. The rights and powers of the holders of our common stock are subject to, and may be adversely affected by, the rights, powers and preferences of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Our common stock is listed on the NASDAQ Global Select Market under the symbol “PACB.” The transfer agent and registrar for the common stock is Computershare Trust Company, N.A.

Preferred Stock
Under the terms of our amended and restated certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, powers, preferences and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. Subject to limitations under applicable law, there are no restrictions presently on the repurchase or redemption of any shares of our preferred stock.
The issuance of shares of preferred stock will affect, and may adversely affect, the rights of holders of common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until our board of directors determines the specific rights attached to that preferred stock. The effects of issuing additional preferred stock could include one or more of the following:
•restricting dividends on the common stock;
•diluting the voting power of the common stock;
•impairing the liquidation rights of the common stock; or
•delaying or preventing changes in control or management of our company.
Preferred stock will be fully paid and nonassessable upon issuance.
Effect of Certain Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and the Delaware Anti-Takeover Statute
Some provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could make the following transactions more difficult:
•acquisition of us by means of a tender offer;
•acquisition of us by means of a proxy contest or otherwise; or
•removal of our incumbent officers and directors.
Those provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to promote stability in our management. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.
Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Our amended and restated certificate of incorporation and our amended and restated bylaws provide for the following:

•Undesignated Preferred Stock. Our board of directors may issue one or more series of preferred stock with voting or other rights, powers or preferences that could impede the success of any attempt to change control of our company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.
•Stockholder Special Meetings. Our amended and restated certificate of incorporation and amended and restated bylaws provide that in general a special meeting of stockholders may be called only by our board of directors, its chairperson, our chief executive officer or our president (in the absence of a chief executive officer).
•Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination by stockholders of candidates for election as directors.
•Board Classification. Our board of directors is divided into three classes, designated Class I, Class II and Class III. The directors in each class have been elected to serve for a three-year term, one class being elected each year by our stockholders. At our annual meeting of stockholders held in 2025 (the “2025 Annual Meeting”), the successors of the Class III directors whose terms expire at the 2025 Annual Meeting will each be elected for a term expiring at our annual meeting of stockholders held in 2026 (the “2026 Annual Meeting”). At the 2026 Annual Meeting, the successors of the directors whose terms expire at the 2026 Annual Meeting (including the Class I directors and the successors of the directors elected at the 2025 Annual Meeting) will each be elected for a term expiring at our annual meeting of stockholders held in 2027 (the “2027 Annual Meeting”). At the 2027 Annual Meeting and at all annual meetings thereafter, all directors will be elected for terms expiring at the next annual meeting of stockholders. While our classified board structure will be phased out so that our board of directors will be fully declassified by the 2027 Annual Meeting, this system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.
•Limits on Ability of Stockholders to Act by Written Consent. We have provided in our amended and restated certificate of incorporation and our amended and restated bylaws that, except as otherwise expressly provided by the terms of any series of preferred stock permitting the holders of such series of preferred stock to act by written consent, our stockholders may not act by written consent. This limit on the ability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated certificate of incorporation and amended and restated bylaws.

•Election and Removal of Directors. Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that establish specific procedures for appointing and removing members of our board of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, subject to the rights of holders of any series of preferred stock with respect to the election of directors, and except as otherwise provided by resolution of our board of directors, vacancies and newly created directorships resulting from an increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled only by the affirmative vote of a majority of the directors then serving on the board of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, and subject to the rights of holders of any series of preferred stock with respect to the election of directors, directors may be removed from office in the manner provided in Section 141(k) of the Delaware General Corporation Law.
•No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws do not expressly provide for cumulative voting. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board of directors’ decision regarding a takeover.
Delaware Anti-Takeover Statute
We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:
•prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not for determining the outstanding voting stock owned by the interested stockholder, (i) shares owned by persons who are directors and also officers, and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.
Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with its affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.